EXHIBIT 12

HONEYWELL INTERNATIONAL INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
Nine Months Ended September 30, 2009
(Dollars in millions)

Determination of Earnings:
Income before taxes	$1,967
Add (Deduct):
Amortization of capitalized interest	16
Fixed charges	420
Equity income, net of distributions	(23)

Total earnings, as defined	$2,380

Fixed Charges:
Rents(a)	$70
Interest and other financial charges	350

420
Capitalized interest	11

Total fixed charges	$431

Ratio of earnings to fixed charges	5.52

(a)	Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.